Filed by Redwoods Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Xin Bo Xing Group Limited

Commission File No.: 001-41340

Xin Bo Xing announced that it has signed an intentional agreement with SPAC, which will soon land on NASDAQ

(December 12, 2022, New York) Xin Bo Xing Group Limited (hereinafter referred to as “Xin Bo Xing”) recently announced that it has signed an agreement of intent with Redwoods Acquisition Corp. (NASDAQ code: RWOD; hereinafter referred to as “Redwoods”), a special purpose acquisition company (SPAC). It is expected that it will get listed on to NASDAQ through merger with Redwoods in the near future, and several private funds will participate in the subscription of PIPE.

Xinboxing is a leading new material technology research and development company in Asia. It focuses on the research and development of precision casting technology mainly based on titanium and zirconium alloys, and provides customers with full chain services of research and development, design, production, and post maintenance through ODM mode. Its business scope covers aviation, shipping, chemical, medical, aerospace, marine, sports, civil hardware and other fields, which can meet the customization needs of different industries, different products, and different regional standards.

Xin Bo Xing has more than 100 national patents, and its customers are distributed in China, Malaysia, Indonesia, the Philippines, Vietnam, India and other major Asian countries and industrial cities.

Redwoods is a SPAC which are focusing on carbon neutral, energy storage and other new economic industries. Redwoods was listed on NASDAQ on March 30, 2022, and exercised 15% of the over-allotment, with a total fundraising scale of $115 million.

Important Information and Where to Find It

This press release refers to a proposed transaction between Redwoods Acquisition Corp. (“Redwoods”) and Xin Bo Xing Group Limited (“Xin Bo Xing”). This press release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transaction described herein, if a merger agreement is signed, Redwoods and Xin Bo Xing will file relevant materials with the SEC, including a registration statement which will include a preliminary proxy statement/prospectus. Security holders are encouraged to carefully review such information, including the risk factors and other disclosures therein. If a merger agreement is signed, the definitive proxy statement/prospectus will be sent to all Redwoods stockholders. Redwoods also will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of Redwoods are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Redwoods through the website maintained by the SEC at www.sec.gov or by mailing to Redwoods at 1115 Broadway, 12th Floor, New York, NY 10010.

Participants in the Solicitation

Redwoods and Xin Bo Xing and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Redwoods’ stockholders in connection with the proposed transaction. Information about Redwoods’ directors and executive officers and their ownership of Redwoods’ securities is set forth in Redwoods’ filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This press release contains forward-looking statements, which are based on estimates, assumptions, and expectations. Actual results and performance could differ materially and adversely from those expressed or implied in forward-looking statements. Redwoods and Xin Bo Xing do not undertake any obligation to update any forward-looking statements, except as required by law.